UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 4 )

Information To Be Included in Statements Filed Pursuant to § 240.13d-1(a) and
Amendments Thereto Filed Pursuant to § 240.13d-2(a)

INTERACTIVE DATA CORPORATION
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
237596101
(CUSIP Number)
Philip Hoffman
c/o Pearson Inc.
1330 Avenue of the Americas, 7th Floor
New York, New York, 10019
(212) 641-2421
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
With Copies to:
Charles E. Engros, Jr., Esq.
Morgan, Lewis & Bockius LLP
101 Park Avenue
New York, New York 10178
(212) 309-6000
May 3, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because off §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	237596101	13D

1	NAME OF REPORTING PERSONS PEARSON PLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	NOT APPLICABLE

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	ENGLAND & WALES

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	See Item 5 of attached Schedule

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	See Item 5 of attached Schedule

14	TYPE OF REPORTING PERSON*

	CO

CUSIP No.	237596101	13D

1	NAME OF REPORTING PERSONS PEARSON OVERSEAS HOLDINGS LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	NOT APPLICABLE

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	ENGLAND & WALES

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	See Item 5 of attached Schedule

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	See Item 5 of attached Schedule

14	TYPE OF REPORTING PERSON*

	CO

CUSIP No.	237596101	13D

1	NAME OF REPORTING PERSONS PEARSON NETHERLANDS B.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	NOT APPLICABLE

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	NETHERLANDS

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	See Item 5 of attached Schedule

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	See Item 5 of attached Schedule

14	TYPE OF REPORTING PERSON*

	CO

CUSIP No.	237596101	13D

1	NAME OF REPORTING PERSONS PEARSON LUXEMBOURG HOLDINGS NO. 2 LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	NOT APPLICABLE

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	ENGLAND & WALES

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	See Item 5 of attached Schedule

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	See Item 5 of attached Schedule

14	TYPE OF REPORTING PERSON*

	CO

CUSIP No.	237596101	13D

1	NAME OF REPORTING PERSONS PEARSON LUXEMBOURG HOLDINGS SARL

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	NOT APPLICABLE

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	LUXEMBOURG

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	See Item 5 of attached Schedule

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	See Item 5 of attached Schedule

14	TYPE OF REPORTING PERSON*

	CO

CUSIP No.	237596101	13D

1	NAME OF REPORTING PERSONS PEARSON NETHERLANDS HOLDINGS B.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	NOT APPLICABLE

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	NETHERLANDS

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	See Item 5 of attached Schedule

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	See Item 5 of attached Schedule

14	TYPE OF REPORTING PERSON*

	CO

CUSIP No.	237596101	13D

1	NAME OF REPORTING PERSONS PEARSON INC. EIN: 51-0261654

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	NOT APPLICABLE

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	See Item 5 of attached Schedule

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	See Item 5 of attached Schedule

14	TYPE OF REPORTING PERSON*

	CO

CUSIP No.	237596101	13D

1	NAME OF REPORTING PERSONS PEARSON LONGMAN, INC. EIN: 13-2971110

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	NOT APPLICABLE

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	See Item 5 of attached Schedule

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	See Item 5 of attached Schedule

14	TYPE OF REPORTING PERSON*

	CO

CUSIP No.	237596101	13D

1	NAME OF REPORTING PERSONS PEARSON DBC HOLDINGS INC. EIN: 13-4149604

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	NOT APPLICABLE

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		57,554,795

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		57,554,795

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	57,554,795

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	60.4%

14	TYPE OF REPORTING PERSON*

	CO

Item 1 Security and Issuer
This Amendment No. 4 (“Amendment No. 4”) to the Statement on Schedule 13D, originally filed on November 24, 1999 (the “Original Statement,” as amended by Amendment No.1, filed on March 9, 2000 (“Amendment No.1”), Amendment No. 2, filed on January 8, 2001, and Amendment No. 3, filed on January 9, 2006 (“Amendment No. 3”) and as so amended, the “Statement”), with respect to the common stock, par value $.01 per share (“Common Stock”) of Interactive Data Corporation, a Delaware corporation (the “Company”), amends Items 2, 3, 4, 5, and 7 and Schedules A and B of the Statement. The principal executive office of the Company is 22 Crosby Drive, Bedford, MA 01730. Information given in response to each item shall be deemed incorporated by reference in all other items. Capitalized terms used but not defined in this Amendment No. 4 shall have the respective meanings ascribed to them in the Statement.
Item 2 Identity and Background
     Item 2 as set forth in the Statement is amended and restated in its entirety as:
     (a) This Statement is being filed by each of the following persons pursuant to Rule 13d-2(a) promulgated by the Securities and Exchange Commission (the “Commission”): (i) Pearson plc, a corporation organized under the laws of England & Wales (“Pearson”); (ii) Pearson Overseas Holdings Ltd., a corporation organized under the laws of England & Wales (“Pearson Overseas”); (iii) Pearson Netherlands B.V., a corporation organized under the laws of the Netherlands (“Pearson Netherlands”); (iv) Pearson Luxembourg Holdings No. 2 Ltd., a corporation organized under the laws of Luxembourg (“Pearson Lux Holdings 2”); (v) Pearson Luxembourg Holdings S.a.r.l., a corporation organized under the laws of Luxembourg (“Pearson Lux Holdings”); (vi) Pearson Netherlands Holdings B.V., a corporation organized under the laws of the Netherlands (“Pearson Netherlands Holdings”); (vii) Pearson Inc., a corporation organized under the laws of Delaware (“Pearson Inc.”); (viii) Pearson Longman, Inc., a corporation organized under the laws of Delaware (“Pearson Longman”); and (ix) Pearson DBC Holdings Inc., a corporation organized under the laws of Delaware (“DBC Holdings” and, collectively with Pearson, Pearson Overseas, Pearson Netherlands, Pearson Lux Holdings 2, Pearson Lux Holdings, Pearson Netherlands Holdings, Pearson Inc. and Pearson Longman, the “Reporting Persons”).
Pearson is an international media company which is the sole stockholder of Pearson Overseas. Pearson Overseas is an investment holding company which owns 100% of Pearson Netherlands. Pearson Netherlands is a holding company which owns 100% of Pearson Lux Holdings 2. Pearson Lux Holdings 2 is a holding company which is the majority stockholder of Pearson Lux Holdings. Pearson Lux Holdings is a holding company which owns 100% of Pearson Inc. Pearson Inc. is a holding company which owns 100% of Pearson Longman. Pearson Longman is a holding company which owns 100% of DBC Holdings. DBC Holdings is a holding company which owns approximately 60.6% of the Company.
     (b) The addresses of the principal offices of each of the Reporting Persons are as set forth on Schedule A. Schedule A is incorporated into and made a part of this Statement.
     (c) Attached as Schedule B is the name, principal occupation (where applicable) and business address of each executive officer and/or director of each of the Reporting Persons. Schedule B is incorporated into and made a part of this Statement.
     (d) During the last five years, none of the Reporting Persons nor any person listed on Schedule B has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons nor any person listed on Schedule B has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
Item 4. Purposes of Transactions
Item 4 is hereby amended and supplemented as follows:
On May 3, 2010, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Hg Investors LLC, a Delaware limited liability company (“Parent”), and Igloo Merger Corporation, a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), providing for the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent. Parent and Merger Sub are affiliates of Silver Lake Technology Management L.L.C. and Warburg Pincus LLC.
After the execution of the Merger Agreement, DBC Holdings, holding approximately 60.4% of the outstanding shares of common stock of the Company, executed a written consent approving and adopting the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, pursuant to the terms of a voting agreement entered into by and among the DBC Holdings, Pearson and the Parent simultaneously with the Merger Agreement. No further approval of the stockholders of the Company is required to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger.
Item 5. Interest in Securities of the Issuer
     Item 5 as set forth in the Statement is amended and restated to read in its entirety as follows:
     (a) DBC Holdings owns 57,554,902 shares of Common Stock, representing approximately 60.4% of the issued and outstanding shares of Common Stock. For purposes of Rule 13d-3 promulgated under the Exchange Act, Pearson, Pearson Overseas, Pearson Netherlands, Pearson Lux Holdings 2, Pearson Lux Holdings, Pearson Netherlands Holdings, Pearson Inc. and Pearson Longman, which are affiliates of DBC Holdings, may be deemed to beneficially own the shares indirectly as a result of their control relationship with DBC Holdings. Any such beneficial ownership would represent the same sole voting and dispositive power exercised by DBC Holdings over the shares. Each of the Reporting Persons other than DBC Holdings disclaims beneficial ownership of the shares.
     Philip J. Hoffman owns 3,200 shares of Common Stock, representing less than 1% of the issued and outstanding shares of Common Stock. As noted on Schedule B, Mr. Hoffman is an executive officer and/or director of certain of the Reporting Persons. Each of the Reporting Persons disclaims beneficial ownership of the shares owned by Mr. Hoffman.
     Rona A. Fairhead owns 10,000 shares of Common Stock, representing less than 1% of the issued and outstanding shares of Common Stock. As noted on Schedule B, Mrs. Fairhead is an executive officer and/or director of certain of the Reporting Persons. Each of the Reporting Persons disclaims beneficial ownership of the shares owned by Mrs. Fairhead.
     John C. Makinson owns 1,000 shares of Common Stock, representing less than 1% of the issued and outstanding shares of Common Stock. As noted on Schedule B, Mr. Makinson is an executive officer and/or director of certain of the Reporting Persons. Each of the Reporting Persons disclaims beneficial ownership of the shares owned by Mr. Makinson.
     (b) The responses of the Reporting Persons to Items (7) through (11) of the portions of pages 2 through 10 hereto which relate to shares of Common Stock beneficially owned are incorporated herein by reference.
     Each of Mrs. Fairhead and Messrs. Hoffman and Makinson have sole voting and dispositive power with respect to the shares of Common Stock owned by them.
     (c) Except as described in the response to Item 4, there have been no transactions in the shares of Common Stock during the past sixty days by any Reporting Person or any other person listed on Schedule B.
     (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by DBC Holdings, Mr. Hoffman, Mrs. Fairhead or Mr. Makinson.
     (e) Not applicable.
     Except as described in this response to Item 5, none of the persons listed on Schedule B beneficially own any shares of Common Stock.
Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Issuer
Item 6 is hereby amended and supplemented as follows:
On May 3, 2010, 2010, DBC Holdings, which holds approximately 60.4% of the issued and outstanding Common Stock, executed the Written Consent approving and adopting the Merger and the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, pursuant to the terms of a voting agreement entered into by and among the DBC Holdings, Pearson and the Parent simultaneously with the Merger Agreement.
Item 7. Materials to Be Filed as Exhibits
The following additional materials are filed as Exhibits to this Amendment No. 4:

Exhibit 1:	Joint filing agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2:	Voting Agreement, dated as of May 3, 2010, among Hg Investors LLC, Pearson DBC Holdings Inc. and Pearson plc.
[The remainder of this page intentionally left blank]

SIGNATURE
     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: May 5, 2010

PEARSON PLC
By:	/s/ Robin Freestone
	Name:	Robin Freestone
	Title:	Chief Financial Officer and Director

PEARSON OVERSEAS HOLDINGS LTD.
By:	/s/ Alan C. Miller
	Name:	Alan C. Miller
	Title:	Director

PEARSON NETHERLANDS B.V.
By:	/s/ Andrew J. Midgley
	Name:	Andrew J. Midgley
	Title:	Director

PEARSON LUXEMBOURG HOLDINGS NO. 2 LTD.
By:	/s/ Alan C. Miller
	Name:	Alan C. Miller
	Title:	Director

PEARSON LUXEMBOURG HOLDINGS SARL
By:	/s/ Alan C. Miller
	Name:	Alan C. Miller
	Title:	Director

PEARSON NETHERLANDS HOLDINGS B.V.
By:	/s/ David H. Colville
	Name:	David H. Colville
	Title:	Director

PEARSON INC.
By:	/s/ Philip J. Hoffman
	Name:	Philip J. Hoffman
	Title:	Executive Vice President and Director

PEARSON LONGMAN, INC.
By:	/s/ Philip J. Hoffman
	Name:	Philip J. Hoffman
	Title:	Executive Vice President and Director

PEARSON DBC HOLDINGS INC.
By:	/s/ Philip J. Hoffman
	Name:	Philip J. Hoffman
	Title:	President

SCHEDULE A

Name of Reporting Person	Address of the Principal Office

Pearson plc	80 Strand, London WC2R 0RL, England

Pearson Overseas Holdings Ltd.	c/o Pearson plc, 80 Strand, London WC2R 0RL, England

Pearson Netherlands B.V.	c/o Pearson plc, 80 Strand, London WC2R 0RL, England

Pearson Luxembourg Holdings No. 2 Ltd.	c/o Pearson plc, 80 Strand, London WC2R 0RL, England

Pearson Luxembourg Holdings S.a.r.l.	Pearson Luxembourg Holdings S.a.r.l., 67 Boulevard Grande-Duchesse Charlotte, L-1331, Luxembourg

Pearson Netherlands Holdings B.V.	Pearson Netherlands Holdings B.V., Vossiusstraat 54-55, 1071 AK, Amsterdam

Pearson Inc.	1330 Avenue of the Americas, 7th Floor, New York, NY 10019

Pearson Longman, Inc.	c/o Pearson Inc., 1330 Avenue of the Americas, 7th Floor, New York, NY 10019

Pearson DBC Holdings Inc.	c/o Pearson Inc., 1330 Avenue of the Americas, 7th Floor, New York, NY 10019

SCHEDULE B
Pearson plc

Name	Position	Principal Occupation/Business Address

Glen Moreno	Chairman	Chairman/Pearson plc, 80 Strand, London, WC2R 0RL

Marjorie M. Scardino	Chief Executive	Director/Pearson plc, 80 Strand, London WC2R 0RL, England

David Arculus	Non-Executive Director	Director/Pearson plc, 80 Strand, London WC2R 0RL, England

Will Ethridge	Chief Executive, North America Education	Director/Pearson plc, 80 Strand, London WC2R 0RL, England

Patrick Cescau	Non-Executive Director	Director/Pearson plc, 80 Strand, London, WC2R 0RL

Rona Fairhead	Chief Executive of the FT Group	Director/Pearson plc, 80 Strand, London WC2R 0RL, England

Robin Freestone	Chief Financial Officer	Director/Pearson plc, 80 Strand, London WC2R 0RL, England

Susan Fuhrman	Non-Executive Director	Director/Pearson plc, 80 Strand, London, WC2R 0RL

Ken Hydon	Non-Executive Director	Director/Pearson plc, 80 Strand, London, WC2R 0RL

John C. Makinson	Chairman and Chief Executive, Penguin Group	Director/Pearson plc, 80 Strand, London, WC2R 0RL

Philip J. Hoffman	Secretary	Executive Vice President/Pearson Inc., 1330 Avenue of the Americas, 7th Floor, New York, NY 10019

Pearson Overseas Holdings Ltd.

Name	Position	Principal Occupation/Business Address

David H. Colville	Director	Group Tax Director/Pearson plc, 80 Strand, London WC2R 0RL, England

Robin Freestone	Director	Director/Pearson plc, 80 Strand, London WC2R 0RL, England

John C. Makinson	Director	Chairman and Chief Executive (Penguin Group)/Pearson plc, 80 Strand, London, WC2R 0RL, England

Alan C. Miller	Director	Director /Pearson plc, 80 Strand, London WC2R 0RL, England

Marjorie M. Scardino	Director	Chief Executive Officer/Pearson plc, 80 Strand, London WC2R 0RL, England

Stephen Jones	Secretary	Deputy Secretary/Pearson plc, 80 Strand, London WC2R 0RL, England
Pearson Netherlands B.V.

Name	Position	Principal Occupation/Business Address

Alan C. Miller	Director	Director /Pearson plc, 80 Strand, London, WC2R 0RL, England

Andrew Midgley	Director	Director/Pearson plc, 80 Strand, London WC2R 0RL, England

Robin Freestone	Director	Director/Pearson plc, 80 Strand, London WC2R 0RL, England

Pearson Luxembourg Holdings No. 2 Ltd.

Name	Position	Principal Occupation/Business Address

David H. Colville	Director	Group Tax Director/Pearson plc, 80 Strand, London, WC2R 0RL, England

Alan C. Miller	Director	Director of Purchasing/Pearson plc, 80 Strand, London WC2R 0RL, England

Andrew Midgley	Director	Director/Pearson plc, 80 Strand, London WC2R 0RL, England

Jennifer Braunhofer	Secretary	Assistant Secretary/Pearson plc, 80 Strand, London WC2R 0RL, England

Stephen Jones	Joint Secretary	Deputy Secretary/Pearson plc, 80 Strand, London WC2R 0RL, England
Pearson Luxembourg Holdings S.a.r.l.

Name	Position	Principal Occupation/Business Address

David H. Colville	Director	Group Tax Director/Pearson plc, 80 Strand, London, WC2R 0RL, England

Michael Robert Kidd	Director	Pearson Luxembourg Holdings S.a.r.l., 67 Boulevard Grande-Duchesse Charlotte, L-1331, Luxembourg

Jan Francis van der Drift	Director	Leeteinde 20-22 Broek in Waterland Netherlands

Benoit Nasr	Director	Pearson Luxembourg Holdings S.a.r.l., 67 Boulevard Grande-Duchesse Charlotte, L-1331, Luxembourg
Pearson Netherlands Holdings B.V.

Name	Position	Principal Occupation/Business Address

David H. Colville	Director	Group Tax Director/Pearson plc, 80 Strand, London, WC2R 0RL, England

Jan Francis van der Drift	Director	Pearson Netherlands B.V., Concertgebouwplein 25, 1071 LM, Amsterdam

George Nicolai	Director	Prins Bernhardplein 200, Amsterdam

Pearson Inc.

Name	Position	Principal Occupation/Business Address

Steve Dowling	President and Director	President/Pearson Inc., 1330 Avenue of the Americas, 7th Floor, New York, NY 10019

Philip J. Hoffman	Executive Vice President and Director	Executive Vice President/Pearson Inc., 1330 Avenue of the Americas, 7th Floor, New York, NY 10019

Thomas Wharton	Vice President and Director	Vice President/Pearson Inc., 1330 Avenue of the Americas, 7th Floor, New York, NY 10019
Pearson Longman, Inc.

Name	Position	Principal Occupation/Business Address

Jeffrey Taylor	President and Director	President/Pearson Inc., 1330 Avenue of the Americas, 7th Floor, New York, NY 10019

Philip J. Hoffman	Executive Vice President and Director	Executive Vice President/Pearson Inc., 1330 Avenue of the Americas, 7th Floor, New York, NY 10019

Thomas Wharton	Vice President and Director	Vice President/Pearson Inc., 1330 Avenue of the Americas, 7th Floor, New York, NY 10019
Pearson DBC Holdings Inc.

Name	Position	Principal Occupation/Business Address

Michael Fortini	Vice President and Director	Vice President/Pearson Inc., 1330 Avenue of the Americas, 7th Floor, New York, NY 10019

Philip J. Hoffman	President	Executive Vice President/Pearson Inc., 1330 Avenue of the Americas, 7th Floor, New York, NY 10019

Thomas Wharton	Vice President and Director	Vice President/Pearson Inc., 1330 Avenue of the Americas, 7th Floor, New York, NY 10019

Shaheda Sayed	Secretary, Treasurer and Director	Vice President/Pearson Inc., 1330 Avenue of the Americas, 7th Floor, New York, NY 10019

EXHIBIT INDEX
     The following additional material is filed as an Exhibit to this Amendment No. 3:
     Exhibit 1: Joint filing agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.
     Exhibit 2: Voting Agreement, dated May 3, 2010, among Hg Investors LLC, Pearson DBC Holdings Inc. and Pearson plc.